

JD Group Limited (Reg. No. 1981/009108/06)
JD House 27 Stiemens Street Braamfontein 2001 PO Box 4208 Johannesburg 2000 South Africa
Tel: +27 11 408 0408 Fax: +27 11 408 0604

Your ref:
Our ref: J D GROUP/ SEC / LETTERS / 2007 / Encl. Interim Results (sj)

PER COURIER **SEC. File No. 82-4401**

10 May 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
Stop 3-9

Dear Sirs

JD GROUP LIMITED
REVIEWED INTERIM RESULTS FOR THE SIX MONTH ENDED 28 FEBRUARY 2007

We enclose herewith 10 copies of our "Reviewed interim results" for the six months ended 28 February 2007 for your information.

Sincerely
JD GROUP LIMITED

M I JAYE
Secretary

5/22



JD Group Limited (Reg. No. 1981/009108/06)
JD House 27 Stiemens Street Braamfontein 2001 PO Box 4208 Johannesburg 2000 South Africa
Tel: +27 11 408 0408 Fax: +27 11 408 0604

Your ref:
Our ref: JD Group/SEC/ Letters/2007/Interim enclosures (28 Feb)

PER COURIER **SEC. File No. 82-4401**

10 May 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
Stop 3-9

Ladies and Gentlemen

JD GROUP LIMITED ("the company")

The enclosed letter and enclosures are being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934, amended ("the Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and the neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact the undersigned at –

telephone	27 11 408 0395, or
facsimile	27 11 408 0604, or
e-mail	mij@jdg.co.za

Sincerely
JD GROUP LIMITED

M I JAYE
Secretary

Revenue up by **16,8%** to **R7,1 billion** (2006: R6,1 billion)

Total sale of merchandise increased by **19,5%** to **R5,1 billion** (2006: R4,2 billion)

Operating income up by **10,1%** to **R1,2 billion** (2006: R1,1 billion)

Headline earnings per share increased to **488,2 cents** (2006: 458,3 cents)

Distribution per share increased to **246 cents** (2006: 230 cents)





NOTES (continued)

Finance costs – net

Audited 12 months ended 31 Aug 2006 R million		Reviewed 6 months ended 28 Feb 2007 R million	Unaudited 6 months ended 28 Feb 2006 R million
	Finance costs		
151	Interest paid	77	69
1	Fair value losses on financial instruments	4	1
152		81	70
	Finance income		
(51)	Interest received	(20)	(21)
(6)	Fair value gains on financial instruments	–	(1)
(57)		(20)	(22)
95	Finance costs – net	61	48
	Trade and other receivables		
7 857	Instalment sale receivables[a]	8 840	7 907
(2 146)	Less: Provisions	(2 414)	(2 202)
(1 100)	Unearned finance charges	(1 241)	(1 150)
(488)	Impairment	(602)	(469)
(558)	Other[b]	(571)	(583)
5 711	Net instalment sale receivables	6 426	5 705
335	Other receivables	337	249
6 046	Total trade and other receivables	6 763	5 954
27,3	Provisions as a percentage of instalment sale receivables (%)	27,3	27,8

NOTES (continued)

In accordance with industry norms, amounts due from instalment sale receivables after one year are included in current assets. The credit terms of instalment sale receivables range from 6 to 24 months.

a Classified as loans and receivables and carried at amortised cost

b Other provisions consist of extended guarantees, unearned club and insurance provisions.

5. Debtors costs

Audited 12 months ended 31 Aug 2006 R million		Reviewed 6 months ended 28 Feb 2007 R million	Unaudited 6 months ended 28 Feb 2006 R million
87	Increase in impairment provision	114	68
441	Bad debts written off	265	204
528		379	272

6. Trade and other payables

The directors consider the carrying amount of trade and other payables to approximate their fair values. The credit period of trade payables ranges between 30 and 90 days.

7. Diluted earnings and headline earnings per share

The number of shares for diluted earnings purposes has been calculated after considering the dilutive impact of share options and the cash value to be received in future, in respect of unissued shares granted to employees.

8. Related parties

The Group entered into various transactions with related parties which occurred under terms that are no more favourable than those arranged with independent third parties.

NOTES (continued)

9. Contingent liabilities

Certain Group companies are involved in disputes where the outcome is uncertai addition, the Group is regularly subject to an evaluation, by the tax authorities, of its d and indirect taxation filings and in connection with such reviews, disputes sometimes with the taxation authorities over the interpretation or application of certain taxation applicable to the Group's business. These disputes may not necessarily be resolved manner that is favourable for the Group. Additionally the resolution of the disputes c potentially result in an obligation for the Group.

Towards the end of 2006, the South African Revenue Services ("SARS") issued additi assessments against a group company, disallowing the tax deduction that was claime relation to an intellectual property sale and leaseback transaction entered into du 2001. The company objected against the SARS assessment. The Group will, basec advice obtained from senior counsel and other external advisors, continue to defend assessment and remains confident that it is unlikely that a significant liability will ari this regard.

During each of the periods presented, provisions have been made or adjusted estimated obligations related to taxation matters under review.

The Group remains in discussions with the relevant taxation authorities on specific ma regarding the application and interpretation of taxation legislation affecting the Group the industry in which it operates. The directors are confident that the Group will be abl defend any actions and that the potential of significant outflow or settlement is remote.

10. Subsequent events

No significant events have occurred in the period between 28 February 2007 and the of this announcement.

SEGMENTAL REPORT

months ended 28 February

		Russells		Joshua Doore		Bradlows		Price 'n Pride		Electric Express		Morkels	
		2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
venue	Rm	1 344	1 257	965	893	504	464	577	561	266	262	645	586
perating profit	Rm	373	343	244	224	112	95	124	128	40	40	158	143
preciation	Rm	1	1	1	1	1	1	1	1			1	1
tal assets	Rm	1 891	1 707	1 424	1 250	742	658	930	876	362	347	960	828
tal current bilities	Rm	348	305	275	246	131	124	115	102	80	79	186	161
pital penditure	Rm	2	2	1	2	1	1	1	1			1	1
perating margin	%	27,7	27,3	25,3	25,1	22,2	20,5	21,5	22,8	15,0	18,3	24,5	24,4
tal sale of rchandise	Rm	794	759	562	535	335	311	304	299	157	158	407	370
Share of Group sale of merchandise	%	15,7	17,9	11,1	12,6	6,6	7,3	6,0	7,1	3,1	3,7	8,0	8,7
edit sales	Rm	585	556	417	386	244	227	272	271	105	106	323	304
Percentage of total sales	%	73,7	73,3	74,2	72,1	72,8	73,0	89,5	90,6	66,9	67,1	79,4	82,7
sh sales	Rm	209	203	145	149	91	84	32	28	52	52	84	66
Percentage of total sales	%	26,3	26,7	25,8	27,9	27,2	27,0	10,5	9,4	33,1	32,9	20,6	17,0
posit rate on edit sales	%	12,5	13,0	11,8	15,0	14,6	15,6	11,2	11,8	15,5	17,0	11,2	12,5
mber of stores		203	201	149	146	93	88	124	119	121	117	120	114
tail square etrage		143 534	141 986	110 517	111 403	68 950	65 144	72 091	72 315	16 697	16 758	84 365	83 712
mber of ployees		3 385	3 238	2 778	2 607	1 547	1 462	2 040	1 997	794	745	2 033	1 852
stalment e receivables gross	Rm	2 363	2 148	1 714	1 510	806	716	1 227	1 148	451	425	1 071	925
d debts written off	Rm	71	58	45	34	14	11	58	41	16	11	20	16
d debts written as a percentage gross receivables	%	3,0	2,7	2,6	2,3	1,7	1,5	4,7	3,6	3,5	2,6	1,9	1,7
ceivables' arrears	Rm	204	171	120	95	50	45	140	119	35	23	54	54
ceivables' arrears a percentage of oss receivables	%	8,6	8,0	7,0	6,3	6,2	6,3	11,4	10,4	7,8	5,4	5,0	5,8
llection rate	%	6,9	7,2	6,9	7,1	7,6	7,9	5,9	6,0	6,9	7,2	7,5	7,9
erage length the book	Months	14,5	13,9	14,5	14,1	13,3	12,7	16,9	16,7	14,5	13,9	13,3	12,7

		Barnetts		Supreme		Credit chains Sub-total	
		2007	2006	2007	2006	2007	2006
venue	Rm	533	468	74	63	4 910	4 554
perating profit	Rm	173	147	11	4	1 235	1 132
preciation	Rm					5	5
tal assets	Rm	849	721	120	91	7 278	6 486
tal current bilities	Rm	121	93	30	(1)	1 286	1 109
pital penditure	Rm	1	1	2		9	8
perating margin	%	32,5	31,4	14,9	6,3	25,2	24,9
tal sale of rchandise	Rm	274	247	46	39	2 879	2 716
Share of Group sale of merchandise	%	5,4	5,8	0,9	0,9	56,8	64,0
edit sales	Rm	243	219	37	30	2 226	2 099
Percentage of total sales	%	88,7	88,7	80,4	81,1	77,3	77,3
sh sales	Rm	31	28	9	7	653	617
Percentage of total sales	%	11,3	11,3	19,6	18,9	22,7	22,7
posit rate on edit sales	%	10,6	12,3	14,7	13,2	12,2	13,6
mber of stores		117	109	20	18	947	912
tail square etrage		65 123	60 631	12 711	12 902	573 980	564 851
mber of ployees		1 951	1 721	354	307	14 884	14 009
stalment e receivables gross	Rm	1 074	912	131	111	8 837	7 905
d debts written off	Rm	35	25	6	8	265	204
d debts written as a percentage gross receivables	%	3,3	2,7	4,6	7,2	3,0	2,6
ceivables' arrears	Rm	115	88	12	21	730	616
ceivables' arrears a percentage of oss receivables	%	10,7	9,6	9,2	18,9	8,3	7,8
llection rate	%	6,1	6,5	7,2	7,8	6,8	7,1
erage length the book	Months	14,4	15,4	12,9	12,8	14,7	14,1

		Hi-Fi Corporation		Connection Group		Abra		Corporate		Group	
		2007	2006	2007	([illegible] month) 2006	2007	2006	2007	2006	2007	2[illegible]
venue	Rm	1 189	1 042	768	342	240	147			7 107	6
perating profit	Rm	90	104	62	23	12	3	(175)	(150)	1 224	1
preciation	Rm	3	2	6	4	2	1	39	35	55	
tal assets	Rm	323	251	398	275	83	44	2 460	2 228	10 550	9
tal current bilities	Rm	101	102	329	294	67	44	840	838	2 643	2
pital penditure	Rm	2	1	23	4	2	1	59	127	95	
perating margin	%	7,6	10,0	8,1	6,6	5,0	2,0			17,2	
tal sale of rchandise	Rm	1 189	1 042	767	341	237	146			5 072	4
Share of Group sale of merchandise	%	23,4	24,6	15,1	8,0	4,7	3,4			100,0	1
edit sales	Rm									2 226	2
Percentage of total sales	%									43,9	
sh sales	Rm	1 189	1 042	762	341	237	146			2 846	2
Percentage of total sales	%	100,0	100,0	100,0	100,0	100,0	100,0			54,1	
posit rate on edit sales	%									12,2	
mber of stores		25	20	42	64	50	42			1 064	
tail square etrage		37 593	32 577	26 681	26 222	37 119	13 144			675 381	456
mber of ployees		1 972	1 756	870	801	567	460	570	552	18 863	17
stalment e receivables gross	Rm	3	2							8 840	7
d debts written off	Rm									265	
d debts written as a percentage gross receivables	%									3,0	
ceivables' arrears	Rm									730	
ceivables' arrears a percentage of oss receivables	%									8,3	
llection rate	%									6,8	
erage length the book	Months									14,7	

SEGMENTAL REPORT

ar ended 31 August 2006

		Russells	Joshua Doore	Bradlows	Price 'n Pride	Electric Express	Morkels	Barnetts	Supreme	Credit chains Sub-total	Hi-Fi Corp	(9 months) Connection Group	Abra	Corporate	Group
venue	Rm	2 372	1 674	885	1 014	485	1 119	880	128	8 557	2 033	1 042	307		11 939
perating profit	Rm	637	397	172	200	76	255	258	12	2 007	183	83	3	(252)	2 024
preciation	Rm	2	2	1	2	–	1	1	1	10	5	12	8	77	112
tal assets	Rm	1 696	1 249	659	839	331	828	731	154	6 487	285	258	73	3 012	10 115
tal current liabilities	Rm	296	224	124	106	70	170	104	1	1 095	165	279	70	943	2 552
pital expenditure	Rm	3	4	3	3	1	1	2	–	17	8	17	7	237	286
perating margin	%	26,9	23,7	19,4	19,7	15,7	22,8	29,3	9,4	23,5	9,0	8,0	1,0		17,0
tal sale of merchandise	Rm	1 414	989	591	527	288	703	455	77	5 044	2 033	1 041	305		8 423
Share of Group sale of merchandise	%	16,8	11,8	7,0	6,3	3,4	8,3	5,4	0,9	59,9	24,1	12,4	3,6		100,0
edit sales	Rm	1 022	713	429	472	191	458	401	63	3 749					3 749
Percentage of total sales	%	72,3	72,1	72,6	89,6	66,3	65,1	88,1	81,8	74,3					44,5
sh sales	Rm	392	276	162	55	97	245	54	14	1 295	2 033	1 041	305		4 674
Percentage of total sales	%	27,7	27,9	27,4	10,4	33,7	34,9	11,9	18,2	25,7	100,0	100,0	100,0		55,5
posit rate on edit sales	%	13,0	14,4	15,6	12,1	16,6	15,2	12,0	15,2	13,9					13,9
mber of stores		201	148	91	122	117	117	113	18	927	21	37	43		1 028
Revenue per store	R000	11 801	11 311	9 725	8 311	4 145	9 564	7 788	7 111	9 231	96 810		7 140		11 614
tail square metrage		141 843	109 105	66 913	72 571	16 709	83 185	63 079	12 020	565 425	33 203	23 809	33 326		655 763
Revenue per square metre	Rand	16 723	15 343	13 226	13 973	29 026	13 452	13 951	10 649	15 134	61 229		9 212		18 206
mber of employees		3 358	2 691	1 402	1 970	758	1 923	1 807	301	14 210	1 858	1 201	524	568	18 361
Revenue per employee	R000	706	622	631	515	640	582	487	425	602	1 094		586		650
stalment sale ceivables – gross	Rm	2 125	1 503	716	1 116	411	938	931	113	7 853	4				7 857
d debts written off	Rm	119	73	25	88	26	43	52	15	441					441
d debts written off a percentage of gross ceivables	%	5,6	4,9	3,5	7,9	6,3	4,6	5,6	13,3	5,6					5,6
ceivables' arrears	Rm	180	100	43	127	28	47	98	15	638					638
ceivables' arrears a percentage of gross ceivables	%	8,5	6,7	6,0	11,4	6,8	5,0	10,5	13,3	8,1					8,1
llection rate	%	7,2	7,1	7,9	6,0	7,2	7,9	6,5	7,8	7,1					7,1
erage length of book	Months	13,9	14,1	12,7	16,7	13,9	12,7	15,4	12,8	14,1					14,1

ADMINISTRATION

JD Group Limited	("JD" or "the Group")
Registration number	1981/009108/06
JSE code	JDG
ISIN	ZAE000030771
Executive directors	ID Sussman (executive chairman), HC Strauss (chief executive officer), JL Bezuidenhout, JHC Kok, G Völkel
Non-executive director	IS Levy
Independent non-executive directors	ME King, Dr D Konar, M Lock, MJ Shaw
Company secretary	MI Jaye
Registered office	11th Floor, JD House, 27 Stiemens Street, Braamfontein, Johannesburg, 2001, (PO Box 4208, Johannesburg, 2000) Telephone +27 11 408 0408 Facsimile +27 11 408 0604 Email: info@jdg.co.za
Transfer secretaries	Computershare Investor Services 2004 (Proprietary) Limited 70 Marshall Street, Johannesburg, 2001 Telephone +27 11 370 5000 Facsimile +27 11 370 5663
ADR depository	File number 82-4401, The Bank of New York Company Inc. One Wall Street, New York, NY 10286, United States of America Telephone +1 212 495 1284 Facsimile +1 212 635 1121
Sponsor	PSG Capital Limited, Building No 8, Woodmead Estate 1 Woodmead Drive, Woodmead, Sandton, 2157 Telephone +27 11 797 8400 Facsimile +27 11 797 8435
Independent auditors	Deloitte & Touche



Incredible
CONNECTION



Joshua Doore



Morkels



PRICE 'N PRIDE



Russells


JD
GROUP

Reviewed interim results for the six months ended 28 February 2007

because of the strength of our brands . .

COMMENTARY

...e interim results reflect the marked change in the credit cycle compared to that of ...corresponding period of the previous year. While the operating profit before debtors ...s shows an acceptable year-on-year growth of 16%, additional debtors costs have ...ced operating profit growth to 10%.

... Corporation increased its sales of merchandise by 14% but at a reduced product ...gin, due to a change in the product mix and the very competitive market that they ...e in.

... Connection Group, acquired with effect from 1 December 2005, continued to trade above expectations.

...A, our Polish chain, further increased its profitability and has the potential for a further ...ovement in margin.

... to the inclusion of the Connection Group, the Group grew revenue by 10,4%, with the ... of merchandise growing by 10,3%. Our credit chains grew revenue by 7,8%, with the ... of merchandise growing 6,0%. The Group's overall product margin now stands ...1,1% (2006: 31,8%). This reduction is due to the impact of Hi-Fi Corporation and the ...sion of the Connection Group for the full reporting period. Our credit chains increased ... margin to 36,6% (2006: 35,8%). Retail prices of electrical goods at Hi-Fi Corporation ...ned by nearly 3,7%. Furniture inflation of 1,9% was experienced in our credit chains ... no inflation evident in the major categories of our product ranges.

...reduction in the collection rates and the lengthening of the debtors' book has ...lted in an increase in the impairment provision for receivables of R114 million. ...isions as a percentage of instalment sale receivables have been maintained at 27,3%.

... generated by trading increased to R1,308 billion (2006: R1,190 billion). Working ...tal cash requirements increased from R697 million to R855 million with the growth in ...alment sale receivables accounting for the bulk of the increase.

... Group now administers in excess of 1,8 million current customer accounts. During the ...od two stores were closed, 38 new stores opened, 28 stores renovated and 13 stores ...relocated, bringing our total store base to 1 064.

...he system changes necessitated by the introduction of the National Credit Act have ... effected and tested. The only outstanding challenge that remains is the training of ... 12 000 of our staff members.

...n the prevailing market conditions with the disposable income of a large segment of ...umers under pressure, we expect the growth in sales volumes to remain low. This is ...er exacerbated by the increase in the fuel cost and the resultant inflation on food. ...guarding the quality of instalment sale receivables remains a priority. Based on past ...it cycles, we appear to be in a similar situation to that of 2001/2003. The one big ...rence is the type of credit now available to the middle mass market vis-a-vis credit ...s. Not withstanding the aforesaid, we believe that the current buoyancy in the ...omy with the associated creation of jobs, bodes well for the future. We expect overall ...ing conditions to improve in the fourth quarter of 2007.

...and on behalf of the board



...vid Sussman	Mias Strauss	Gerald Völkel
...cutive Chairman	*Chief Executive Officer*	*Financial Director*

...nnesburg
...y 2007

...CLARATION OF INTERIM DIVIDEND NUMBER 47

...ce is hereby given that the board of directors has declared an interim dividend ...6 cents per share (2006: 230 cents per share) for the six months ended 28 February .... The dividend has been declared in the currency of the Republic of South Africa.

...ccordance with the settlement procedures of STRATE, the following dates will apply ...e interim dividend:

...day to trade cum dividend	Friday, 1 June 2007
...ing ex dividend commences	Monday, 4 June 2007
...rd date	Friday, 8 June 2007
...dend payment date	Monday, 11 June 2007

...e certificates may not be dematerialised or rematerialised between Monday, 4 June ... and Friday, 8 June 2007, both days inclusive.

...RGER WITH STEINHOFF INTERNATIONAL HOLDINGS LIMITED ...("EINHOFF")

...6 March 2007 it was announced that Steinhoff had submitted a notice to the Group's ...d of directors of its intention to acquire the entire issued ordinary capital of the ...up in exchange for the issue of new Steinhoff shares. Steinhoff intends to implement ...proposed merger by way of a scheme of arrangement in terms of section 311 of the ...panies Act. In terms of the scheme each JD Group shareholder will receive 3,6 new ...hoff shares for every one JD Group share held on the record date of the scheme.

...nnouncement setting out the salient dates of the proposed merger will be made ...by. The circular containing details of the proposed merger and scheme will be posted ...areholders in due course.

...IEW BY THE INDEPENDENT AUDITORS

... financial information presented has been reviewed, but not audited, by Deloitte & ...he, whose unmodified review report is available for inspection at the Company's ...tered office.

CONDENSED INCOME STATEMENT



Audited 12 months ended 31 Aug 2006 R million		Reviewed 6 months ended 28 Feb 2007 R million	Restated* Unaudited 6 months ended 28 Feb 2006 R million	Change %
8 423	Sale of merchandise	5 072	4 245	20
1 561	Finance charges earned	838	774	8
1 414	Financial services	879	786	12
541	Other services	318	280	14
11 939	Revenue	7 107	6 085	17
5 811	Cost of sales	3 494	2 895	21
3 399	Operating expenses before the following	1 927	1 728	12
112	Depreciation	55	47	
33	Amortisation – intangible assets	19	15	
39	Share-based payment	16	21	
(7)	Surplus on disposal of property, plant and equipment	(7)	(5)	
2 552	Operating profit before debtors costs	1 603	1 384	16
528	Debtors costs (note 5)	379	272	39
2 024	Operating profit (note 2)	1 224	1 112	10
53	Investment income	36	25	
57	Finance income (note 3)	20	22	
(152)	Finance costs (note 3)	(81)	(70)	
6	Equity accounted profits	3	1	
1 988	Profit before taxation	1 202	1 090	10
531	Taxation	330	282	17
1 457	Profit attributable to shareholders	872	808	8
	Earnings per share (cents)			
826,5	– basic	491,2	460,4	7
805,1	– diluted	480,9	447,1	8

SUPPLEMENTARY INFORMATION

Audited 12 months ended 31 Aug 2006 R million		Reviewed 6 months ended 28 Feb 2007 R million	Unaudited 6 months ended 28 Feb 2006 R million	Change %
	Reconciliation of headline earnings			
1 457	Profit attributable to shareholders	872	808	8
(7)	Surplus on disposal of property, plant and equipment	(7)	(5)	
2	Taxation thereon	2	1	
1 452	Headline earnings	867	804	8
178 000	Number of shares in issue ('000)	178 500	178 000	
(646)	Treasury shares held ('000)	(406)	(1 355)	
177 354	Number of shares held outside the Group ('000)	178 094	176 645	
	Weighted average number of shares in issue ('000)			
176 271	– basic	177 631	175 540	
180 964	– diluted	181 440	180 784	
	Headline earnings per share (cents)			
823,5	– basic	488,2	458,3	7
802,2	– diluted	477,9	445,0	7
412	Distribution to shareholders (cents)	246	230	
230	– Interim (proposed)	246	230	7
182	– Final			
17,0	Operating margin (%)	17,2	18,3	

The earnings and headline earnings per share are calculated on R thousands as opposed to R million as presented.

CONDENSED BALANCE SHEET

Audited 31 Aug 2006 R million		Reviewed 28 Feb 2007 R million	Unaudited 28 Feb 2006 R million
	Assets		
1 380	Non-current assets	1 370	1 310
491	Property, plant and equipment	529	427
347	Goodwill	347	353
332	Intangible assets	313	351
124	Investments and loans	111	110
19	Interest in associate company	23	17
10	Interest in joint venture	8	8
57	Deferred taxation	39	44
8 735	Current assets	9 180	7 954
1 066	Inventories	1 304	1 078
6 046	Trade and other receivables (note 4)	6 763	5 954
5	Financial assets	1	–
1	Taxation	35	1
1 617	Bank balances and cash	1 077	921
10 115	Total assets	10 550	9 264
	Equity and liabilities		
	Equity and reserves		
2 057	Share capital and premium	2 072	2 057
(18)	Treasury shares	(11)	(33)
193	Non-distributable and other reserves	216	172
3 072	Retained earnings	3 505	2 747
322	Shareholders for dividend	438	406
5 626	Shareholders' equity	6 220	5 349
1 937	Non-current liabilities	1 687	1 528
1 151	Interest bearing long term liabilities	848	742
65	Non-interest bearing long term liability	63	103
721	Deferred taxation	776	683
2 552	Current liabilities	2 643	2 387
2 073	Trade, other payables and provisions (note 6)	2 169	1 969
162	Interest bearing liabilities	388	256
317	Taxation	86	162
10 115	Total equity and liabilities	10 550	9 264
153	Directors' valuation of unlisted investments	142	135
17	Capital expenditure authorised and contracted	5	53
103	Capital expenditure authorised and not yet contracted	33	32
1 227	Operating lease commitments	1 266	1 204
3 160,5	Net asset value per share (cents)	3 484,6	3 005,0
(5,4)	Gearing ratio (net) (%)	2,6	1,4

CONDENSED CASH FLOW STATEMENT

Audited 12 months ended 31 Aug 2006 R million		Reviewed 6 months ended 28 Feb 2007 R million	Unaudited 6 months ended 28 Feb 2006 R million
586	Cash flows from operating activities	(413)	9
2 193	Cash generated by trading	1 308	1 19
(704)	Increase in working capital	(855)	(69
1 489	Cash generated by operations	453	49
53	Investment income	36	2
(100)	Finance costs – net	(57)	(4
(155)	Taxation paid	(522)	(8
1 287	Cash (utilised by)/available from operating activities	(90)	38
(701)	Dividends paid	(323)	(29
(790)	Cash flows from investing activities	(72)	(65
(516)	Acquisition of Connection Group	–	(51
(8)	Acquisition of interest in joint venture	–	
21	Proceeds on disposal of Photo Connection	–	
(16)	Investment and loan receipts/(advances)	13	
15	Proceeds on disposal of property, plant and equipment	10	
(286)	Additions to property, plant and equipment	(95)	(14
237	Cash flows from financing activities	(55)	(9
60	Proceeds on disposal of treasury shares by share incentive trust	22	4
500	Long term borrowings raised	–	
(235)	Long term borrowings repaid	(33)	(10
(88)	Finance lease liabilities repaid	(44)	(3
33	Net (decrease)/increase in cash and cash equivalents	(540)	(66
1 584	Cash and cash equivalents at beginning of period	1 617	1 58
1 617	Cash and cash equivalents at end of period	1 077	92
286	Capital expenditure incurred	95	14

CONDENSED STATEMENT OF CHANGES IN EQUITY

Audited 31 Aug 2006 R million		Reviewed 28 Feb 2007 R million	Unaudited 28 Feb 2006 R million
2 057	Share capital and premium	2 072	2 05
1 995	Opening balance	2 057	1 99
62	Shares issued to share incentive trust	15	6
(18)	Treasury shares	(11)	(3
(15)	Opening balance	(18)	(1
(62)	Shares issued to share incentive trust	(15)	(6
60	Proceeds on disposal of shares by share incentive trust	22	4
(1)	Profit on disposal of treasury shares		
93	Share-based payment reserve	109	7
54	Opening balance	93	5
39	Share-based payment	16	2
100	Non-distributable reserves	107	9
96	Opening balance	100	9
4	Translation of foreign entities	7	
3 072	Retained earnings	3 505	2 74
2 346	Opening balance	3 072	2 34
1 457	Profit attributable to shareholders	872	80
(735)	Distributable to shareholders	(440)	(41
4	Distributable to share incentive trust	1	
322	Shareholders for dividend	438	40
292	Opening balance	322	29
735	Distributable to shareholders	440	41
(4)	Distributable to share incentive trust	(1)	
(704)	Paid to shareholders	(325)	(29
3	Paid to share incentive trust	2	
5 626	Balance at end of period	6 220	5 34

NOTES

1. **Accounting policies**
   The accounting policies and methods of computation used in the preparation of ... interim profit announcement, are consistent with those applied in the previous financ... year ended 31 August 2006, except for the adoption of the following revised account... standards which had no material impact on the results:
   - IAS 39 – Financial instruments: recognition and measurement
   - IFRIC 4 – Determining whether an arrangement contains a lease
   - IFRIC 8 – Scope of IFRS 2
   - IFRIC 9 – Reassessment of embedded derivatives

   These financial results were compiled in terms of IAS 34 Interim reporting and the J... Limited Listing Requirements.

2. **Reconciliation of revenue to operating profit**

Audited 12 months ended 31 Aug 2006 R million		Reviewed 6 months ended 28 Feb 2007 R million	Restated Unaudited 6 months ended 28 Feb 2006 R million
11 939	Revenue	7 107	6 08
5 811	Cost of sales	3 494	2 89
250	Other direct operating expenses	113	13
618	Administration and IT	332	31
528	Debtors costs	379	27
380	Marketing	221	19
500	Occupancy	306	25
1 468	Employees	844	73
255	Transport and travel	140	12
33	Management fee	19	1
39	Share-based payment	16	2
33	Amortisation – intangible assets	19	1
2 024	Operating profit	1 224	1 11

**The Group previously reflected discounts received from suppliers as other income. In ten... of circular 09/2006 issued by the South African Institute of Chartered Accountants, the Gro... now accounts for discounts received from suppliers as part of cost of sales (impact ... 28 February 2006: R37 million).*